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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               __________________

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
            Section 14(d) (4) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              HEADHUNTER.NET, INC.
                            (Name of Subject Company)

                            _________________________

                              HEADHUNTER.NET, INC.
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
                          (including associated Junior
                          Participating Preferred Stock
                                Purchase Rights)
                        (Title of Classes of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

                               ___________________


                            Robert M. Montgomery, Jr.
                             Chief Executive Officer
                              HeadHunter.NET, Inc.
                          333 Research Court, Suite 200
                             Norcross, Georgia 30092
                                 (770) 349-2400
           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                 With a copy to:

                                J. Vaughan Curtis
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by HeadHunter.Net, Inc., a Georgia corporation ("Headhunter" or the "Company") with the Securities and Exchange Commission on August 31, 2001 (the "Schedule 14D-9"), relating to the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the "Common Stock") and the associated junior participating preferred stock purchase rights (the "Rights" and collectively with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1, dated as of February 27, 2001, and Amendment No. 2, dated as of August 24, 2001, for $9.25 per Share, net to the seller in cash, by CB Merger Sub, Inc., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the discussion under the heading "Certain Legal Matters":

         "On September 17, 2001, Career Holdings, Purchaser and the Company received a request for additional information from the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which the parties intend to comply with as soon as practicable. As a result, the waiting period under the HSR Act has been extended until 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance therewith. The Federal Trade Commission may terminate its review prior to the expiration of this additional 10-calendar-day waiting period."

Item 9.  Material to be Filed as Exhibits.


         The following Exhibit is filed herewith:

Exhibit No.       Description
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(a)(6) Joint Press Release of Career Holdings and the Company, dated September 18, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             HEADHUNTER.NET, INC.



                                             By: /s/ W. Craig Stamm
                                                 -------------------------------
                                                 Name: W. Craig Stamm
                                                 Title: Chief Financial Officer


Dated: September 18, 2001




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